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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49964



SEC MAIL
RECEIVED
PROCESSING
FEB 08 2002
WASH, D.C.
354
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dulaney Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9690 Deereco Road, Suite 440
(No. and Street)

Timonium (City) Maryland (State) 21093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa A. Nassner 410-561-9690
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bob Black, Black Reilly & Assoc, The Riderwood Bldg,
(Name — if individual, state last, first, middle name)

#304, 1107 Kenilworth Ave, Towson Md 21204
(Address) (City) (State) Zip Code)

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dorothy M. Schmitt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dulaney Securities, Inc., as of January 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[Signature]
Signature

President
Title

[Signature]
LISA A. NASSNER
Notary Public
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires December 23, 200?

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DULANEY SECURITIES, INC.

Audited Financial Statement
and schedules

December 31, 2001

DULANEY SECURITIES, INC.

Audited Financial Statements and Schedules

December 31, 2001

BLACK, REILLY & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS REPORT

Board of Directors
Dulaney Securities, Inc.
Towson, Maryland

We have audited the accompanying statement of financial condition of Dulaney Securities, Inc. as of December 31, 2001, and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statement are the responsibility of the Company's management. Our responsibility is to express and opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as will as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dulaney Securities, Inc. at December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Black, Reilly & Associates
Black, Reilly & Associates

January 15, 2002

1107 KENILWORTH • SUITE 304
TOWSON, MARYLAND 21204
TELEPHONE: 410-337-0004
FACSIMILE: 410-337-3504

DULANEY SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

ASSETS		
Cash	$	12,754
Accounts receivable		10,778
Common stock - at cost		3,300
Prepaid expenses		1,070
Total Assets	$	27,902
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued expenses	$	2,000
Income taxes payable		189
Total Liabilities		2,189
STOCKHOLDERS' EQUITY		
Common stock, par value $.01 per share, Authorized 100,000 shares; issued and outstanding 100,000 shares		1,000
Additional paid-in capital		24,000
Retained earnings		713
Total Stockholders' Equity		25,713
Total Stockholders' Equity and Liabilities	$	27,902

See notes to financial statements

DULANEY SECURITIES, INC.

Statement of Operations and
changes in Retained Earnings

For the year ended December 31, 2001

REVENUE	
Commission income:	
Variable annuities	$ 129,647
Variable annuities trails	21,671
Interest income	1,093
Total Revenue	152,411
EXPENSES	
Administrative fees to affiliated company	141,000
Regulatory fees and licenses	3,765
Insurance costs	3,075
Professional fees	2,000
Amortization of start-up costs	1,600
Income taxes	189
Total Expenses	151,629
Net income	782
Retained earnings - beginning of year	(69)
Retained earnings - end of year	$ 713

See notes to financial statements

DULANEY SECURITIES, INC.

Statement of Cash Flows

For the year ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ 782
Changes in:	
Accounts receivable	(10,778)
Start up expense	1,600
Prepaid expenses	(140)
Income taxes payable	189
Net cash provided (used) by operating activities	(8,347)
Net increase (decrease) in cash	(8,347)
Cash balance beginning of year	21,101
Cash balance end of year	$ 12,754

See notes to financial statements

DULANEY SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the year ended December 31, 2001

	Common Stock	Paid-in Capital	Retained Earnings
Balance at December 31, 2000	$ 1,000	$ 24,000	$ (69)
Net income for 2001			782
Balance at December 31, 2001	$ 1,000	$ 24,000	$ 713

DULANEY SECURITIES, INC.

Notes to Financial Statements

December 31, 2001

NOTE A. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared on an accrual basis of accounting.

Dulaney Securities, Inc. (the Company) is a registered securities broker dealer. The Company was incorporated on December 27, 1996, and completed its first year of operations in 1997. The Company was formed to offer a broad range of investment securities to individuals and business entities.

Income is recognized as revenue when all significant services have been rendered.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B – INCOME TAXES

The Company utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or income tax returns.

NOTE C – RELATED PARTY TRANSACTIONS

The Company is affiliated with Investment Resource Group, Ltd. (IRG) through common ownership, and shares office facilities with IRG. The Company pays an administration fee for services such as rent, support staff, computer time and general office expenses which are provided by IRG. The expense for these services was $141,000 for 2001.

SCHEDULE I

SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

DULANEY SECURITIES, INC.

December 31, 2001

The Company had no liabilities which were subordinated to claims of general creditors as of December 31, 2001, and for the year then ended.

SCHEDULE II

SCHEDULE OF NET CAPITAL

DULANEY SECURITIES, INC.

BROKER OR DEALER		As of 12/31/01
1. Total ownership equity from Statement of Financial Condition		$ 25,713
2. Deduct ownership equity not allowable for Net Capital		0
3. Total ownership equity qualified for Net Capital		$ 25,713
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital		0
B. Other (deductions) or Allowable credits (List)		0
5. Total capital and allowable subordinated liabilities		$ 25,713
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition	4,370	
B. Secured demand note deficiency	0	
C. Commodity futures contracts and spot commodities proprietary capital charges	0	
D. Other deductions and/or charges	0	(4,370)
7. Other additions and/or allowable credits (List)		0
8. Net capital before haircuts on security positions		$ 21,343
9. Haircuts on securities (computed, where applicable, pursuant to 15 © 3-1 (f):		
A. Contractible securities commitments	0	
B. Subordinated securities borrowings	0	
C. Trading and investment securities:		
1. Exempted securities	0	
2. Debt securities	0	
3. Options	0	
4. Other securities	0	
D. Undue concentrations	0	
E. Other (List)	0	0
10. Net Capital		$ 21,343

There were no differences between the above Computation of Net Capital and the Company's computation included in Part IIA of the revised Form X-17a-5 as of December 31, 2001.

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

DULANEY SECURITIES, INC.

December 31, 2001

There are no amounts as of December 31, 2001, to be reported pursuant to the position or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(1), and thus is exempt from the provisions of Rule 15c3-3.

SCHEDULE IV

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

DULANEY SECURITIES, INC.

December 31, 2001

This schedule is not applicable as of December 31, 2001, since the Company did not hold funds or securities for the account of its customers.